FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Press Release dated October 8, 2004, entitled, “Repsol YPF Buys Borealis’ Petrochemicals Site in Portugal.”

2

Press Release

Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 8 October 2004

Number of pages: 3

REPSOL YPF BUYS BOREALIS’ PETROCHEMICALS

SITE IN PORTUGAL

Repsol YPF announced that its has signed an agreement with Borealis A/S to purchase Borealis Polímeros Lda. that includes all assets of the petrochemical complex at Sines, Portugal. The completion of the transaction is subject to authorisation by the European Commission.

The site comprises a 2003 capacity of a cracker with a volume of approximately 350,000 tonnes of ethylene and 180,000 tonnes of propylene annually and two polyethylene plants, a low density plant with a production capacity of 145,000 tonnes and a high density plant of 130,000 tonnes.

This agreement strengthens Repsol YPF’s strategic lines and allows for new development in two core businesses, olefins/base petrochemicals and polyolefins. This purchase gives Repsol YPF a stronger presence Europe and complements its product portfolio with new applications currently not manufactured at the Puertollano and Tarragona complexes in Spain.

The implication of this deal is a 38% increase in Repsol YPF’s cracker production capacity.  In addition, it means a 28% increase in production capacity in total polyolefins and a 55% increase in polyethylene.

Ramón Blanco, Repsol YPF’s Chief Operating Officer, noted “This operation reflects the interest that Repsol YPF has in the Portuguese market, and demonstrates moreover the increasingly share relationship with respect to both countries economies, and the strength of its business activities”.

Borealis is a leading, innovative provider of plastics solutions with main production sites in Europe and the Middle East. John Taylor, Borealis’ Chief Executive, commented that “this divestment will allow us to concentrate on our four major European sites: Austria, Belgium, Finland and Scandinavia, thus strengthening competitiveness and sustaining future growth.” Iberia remains an important market for Borealis and it will maintain its Customer Service Centre in Barcelona.

This agreement is in line with both companies’ strategies, enhancing competitiveness and improving efficiency, in a challenging plastics industry environment.

NOTE TO EDITORS

Repsol YPF is an integrated multinational company, engaged in crude oil exploration and production, refining and marketing, chemicals, gas and power activities. It is the largest public energy company in Latin America in terms of assets, and one of the ten major public oil companies in the world. The Chemicals Division manufactures and sells chemical products ranging from base to derivative petrochemicals. Repsol YPF Chemicals markets its products in more than 90 countries worldwide, while maintaining a leading position in its closer markets, Southern Europe and Mercosur. Learn more about us at www.repsolypf.com.

Borealis is a leading, innovative provider of plastics solutions. Its technology shapes daily life products and forms the basis of next generation innovation and creative development in plastics.

With EUR 4 billion revenue in sales and 5,000 employees, Borealis has more than 40 years of experience as a reliable supplier of polyethylene (PE) and polypropylene (PP) products. Borealis today is a partner to its customers manufacturing and developing products such as food packaging, diapers, appliances, automotive parts, distribution pipes for water, gas and sewage, power cables, sporting equipment and medical devices.

Borealis is headquartered in Copenhagen, Denmark with innovation centres, customer service centres, and main production sites in Europe and the Middle East. Borealis has representative offices and operations in Asia, North and South America.

To learn more about Borealis visit www.borealisgroup.com. Visit us at K2004 - Hall 06 stand C58 - in Düsseldorf October 20-27, 2004.

Location Sines Complex - Portugal

Production Capacities (tons)

Product	Current Repsol YPF Chemical capacities	Sines capacities	New Repsol YPF Chemical capacities
Olefins	1,685,000	580,000	2,265,000
Ethylene	910,000	350,000	1,260,000
Propylene	625,000	180,000	805,000
Butadiene	150,000	50,000	200,000

Polyolefins	1,000,000	275,000	1,275,000
Low density polyethylene	260,000	145,000	405,000
High density polyethylene	240,000	130,000	370,000
EVA copolymers	80,000		80,000
Polypropylene	420,000		420,000

International Media inquiries:

Repsol YPF Media Relations Department. Tel.+34 91 348 8787.

Portuguese Media inquiries:

Antonio Martins Victor, Comunicación y Relaciones Externas, Repsol Portugal. Tel. +35 1 213 119 565.

Press Release

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures, cost savings, investments and dividend payout policies. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend payout could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	October 12, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer